Exhibit 11

Statement of Computation of Per Share Earnings

	Three Months Ended		Six Months Ended
Earnings Per	June 30		June 30
Common Share	2006	2005	2006	2005
Basic	$0.17	$0.11	$0.33	$0.26

Average Shares Outstanding	1,803,583	1,803,583	1,803,583	1,489,123

Diluted	$0.16	$0.11	$0.32	$0.26

Average Shares Outstanding	1,849,632	1,822,711	1,846,976	1,509,459